UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 14, 2025, the Board of Directors of ZK International Group Co., Ltd. (the “Company”) approved a reverse share split ratio of 1-for-7 (the “Reverse Share Split”) of its ordinary shares, with no par value.

Upon the opening of the market on January 31, 2025, the Company’s ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Share Split basis under the current symbol “ZKIN”. The new CUSIP number following the Reverse Share Split is G9892K209.

The Company is authorized to issue unlimited ordinary shares with no par value. The Reverse Share Split will reduce the number of outstanding shares of the Company from approximately 36 million to approximately 5 million and will affect all outstanding ordinary shares. Every seven (7) outstanding ordinary shares will be combined into and automatically become one post-Reverse Share Split ordinary share. No fractional shares will be issued in connection with the Reverse Share Split. Instead, the Company will issue one full post-Reverse Share Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process.

After the Reverse Share Split, all warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Share Split will be adjusted by dividing the number of ordinary shares into which the warrants and other convertible securities are exercisable or convertible by seven (7) and multiplying the exercise or conversion price thereof by seven (7), all in accordance with the terms of the agreements and documents governing such warrants and other convertible securities and subject to rounding to the nearest whole share.

The Reverse Share Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). As previously disclosed on a report on Form 6-K, Nasdaq provided the Company until February 10, 2025 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s ordinary shares will be subject to suspension and delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated January 29, 2025 titled “ZK International Group Announces 1-for-7 Reverse Stock Split”.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - ZK International Group Announces 1-for-7 Reverse Stock Split, dated January 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board